UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Acquisition of Easy Cambio S.A.

Autonomous City of Buenos Aires, October 16, 2020

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: RELEVANT INFORMATION – Grupo Supervielle acquires Easy Cambio S.A.

Dear Sirs,

We are pleased to announce that on the date hereof Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), a domestic universal financial services group in Argentina with a nationwide presence, acquired 100% of the share capital of Easy Cambio S.A., a Foreign Exchange Broker duly authorized by the Central Bank of Argentina.

With this acquisition, Grupo Supervielle seeks to broaden the offer of financial services by allowing individual customers countrywide to operate in the FX market using the latest technologies available for this purpose.

Yours faithfully,

Grupo Supervielle S.A.
Alternate Responsible for Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: October 16, 2020	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer